August 16, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Robert Ventures Holdings LLC
Amendment No. 7 to Offering Statement on Form 1-A
Filed August 16, 2024
File No. 024-12331

Ms. Gorman:

Please see below for responses to the Division’s letter dated August 9, 2024, regarding the above captioned matter. All questions have been addressed in amendment No. 7 to the Offering Statement on Form 1-A, filed August 14, 2024 (“Amendment”), as further herein detailed.

Management’s Discussion and Analysis…

Liquidity and Capital Resources, page 31

1.We note your response to prior comment 1. Please revise your disclosure to clarify that you were able to extend for 3 months in April and were able to extend for an additional 3 months in July. Please clarify whether you are automatically able to extend for three months each time by contract, or if it is possible that you may not be able to extend for further 3-month periods in the future. Please clarify the cost to you of such extensions. To the extent it is possible you may not be able to extend the Cobia loan in the future, please disclose the associated risks. Please provide similar disclosure regarding the Rampart loan.

The Amendment has been updated to disclose that the lender for the Cobia and Rampart loans has offered automatic extensions to the maturity date for the loans in exchange for an extension fee of $1,875 (Cobia loan) and $1,800 (Rampart loan) for each extension and that the Company extended such loans in April and July (Cobia loan), and August of 2024 (Rampart loan). The disclosure has also been updated to clarify that while the lender has agreed to automatic extensions so long as the extension fee is paid for each 3-month extension, the lender could at any time decide not to honor an extension. In addition, the note does not permit the maturity date to be extended past 3 years from the date of the note. Risks related to a decision of the lender to not extend the maturity date of the Cobia and Rampart loans has been added.

Experts, page 38

We note you continue to refer to the inclusion of an audit report from SD Associates, PC as the auditor of your "financial statements for the periods from ended December 31, 2021 and December 31, 2022." Please address the following:

•Update your disclosure to refer to the audit report as of and for the fiscal years ended December 31, 2023 and December 31, 2022 as provided by Abdi Sheikh-Ali, CPA, PLLC, and your reliance on such firm as an expert, or tell us why you believe the continued reference to the report provided by SD Associates, PC, whom was not in compliance with Rule 2-01 of Regulation S-X for the years ended December 31, 2023 and 2022, is appropriate;

•Update disclosure in Part I of your offering circular to refer to your current independent auditor or advise.

The Amendment has been revised to refer to the audit report as of and for the fiscal years ended December 31, 2023, and December 31, 2022 as provided by Abdi Sheikh-Ali, CPA, PLLC, and our reliance on such firm as an expert and the disclosure in Part I of the offering circular has been updated to refer to our current independent auditor.

Consolidated Statements of Income, page F-5

2.Please remove the subtotal representing EBITDA from your consolidated statement of income as it is not appropriate to present a non-GAAP financial measure on the face of the financial statements prepared in accordance with GAAP. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

The Amendment has been revised to remove the subtotal representing EBITDA from our consolidated statement of income.

Consolidated Statement of Changes in Members' Interest, page F-7

3.Please revise the consolidated statement of changes in members' interest for inception period May 3, 2022 to December 31, 2022 to accurately reflect the activity for such period and the balances as of such dates.

The Amendment has been revised to update the consolidated statement of changes in members' interest for inception period May 3, 2022 to December 31, 2022 to accurately reflect the activity for such period and the balances as of such dates

General

4.We note certain articles on your website stating that your future investment strategy will include investments in infrastructure tokens, among others. Refer to the October 10, 2023, article titled, "Bond Basics: A Comprehensive Guide to How Bond Investing Works" and the September 27, 2023, article titled, "The Annuity Blueprint: Understanding How Annuities Work." To the extent that your future investment strategy will include investments in infrastructure tokens, please revise your offering statement to disclose the same, or advise otherwise.

References on the website in articles referring to future investments in infrastructure tokens have been removed and a revised Exhibit 13 has been filed with the Amendment

6.We note your response to prior comment 3, which appears to imply that the Company intends to rely on Rule 3a-2 to the extent that the Company’s holdings cause it to meet the definition of an investment company under Section 3(a)(1)(C) as of the end of any fiscal quarter not associated with the Company’s annual review of its holdings. Please update the Company’s disclosure to note that (i) even while the Company intends to review its investment portfolio only on an annual basis to ensure that the Company does not trigger the definition of an investment company under Section 3(a)(1)(C), the Company could trigger such definition at the end of interim quarters and (ii) while the Company intends to rely on Rule 3a-2 if it triggers such definition (if it is available to the Company), the Company would need to comply with the requirement in Rule 3a-2(a)(2) to adopt an appropriate board resolution or other action and, further, may only rely on Rule 3a-2 once during any three-year period. See Rule 3a-2(c).

The Amendment has been revised to include  disclosures noting that the Company could trigger the definition of an investment company under Section 3(a)(1)(C) at the end of interim quarters and while the Company intends to rely on Rule 3a-2 if it triggers such definition (if it is available to the Company), the Company would need to comply with the requirement in Rule 3a-2(a)(2) to adopt an appropriate board resolution or other action and that the Company may only rely on Rule 3a-2 once during any three-year period.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC